# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VERITONE, INC., CIK 0001615165
CUSIP: 92347M100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1615 PLATTE STREET, 2ND FLOOR, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/13/2024
Amends the filing with accession number 0001193125-17-301350
Filed by CIK 0001704669
Persons authorized to receive notices and communications: Chad Steelberg, c/o Veritone, Inc., 1615 Platte Street, 2nd Floor, Denver, Colorado (CO), 80202, (888) 507-1737

## Reporting persons
- Chad Steelberg (CIK 0001704669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,734,673; shared voting power 506,782; sole dispositive power 3,734,673; shared dispositive power 506,782; aggregate amount beneficially owned 4,241,455 (10.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: VERITONE, INC.
Address of issuer's principal executive offices: 1615 PLATTE STREET, 2ND FLOOR, DENVER, Colorado (CO), 80202
Comment: Explanatory Note: This statement constitutes Amendment No. 9 ("Amendment No. 9") to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 3, 2017, as amended by Amendment No. 1 on March 20, 2018, Amendment No. 2 on May 16, 2018, Amendment No. 3 on April 24, 2020, Amendment No. 4 on June 29, 2020, Amendment No. 5 on September 30, 2020, Amendment No. 6 on January 15, 2021, Amendment No. 7 on March 3, 2021 and Amendment No. 8 on July 3, 2024 (collectively, the "Schedule 13D") by Chad Steelberg. Except as amended hereby, the Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 9, are incorporated by reference into the responses to each other item, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following information:

Sales

On December 13, 2024 the Reporting Person sold 504,657 shares of Common Stock at a price of $2.515 per share in a private transaction in exchange for a promissory note for an aggregate of $1,269,212.36.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See row (11) and (13) of the Reporting Owner Profile of this Amendment No. 9 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. Calculation of the percentage of the shares of Common Stock beneficially owned is based upon 38,311,541 shares of Common Stock outstanding as of November 18, 2024, as reported in the Issuer's prospectus supplement dated November 19, 2024 filed with the SEC on November 20, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of December 17, 2024, the Reporting Person has sole voting and dispositive power with respect to 3,734,673 shares of the Issuer's Common Stock, consisting of (i) 1,861 shares held directly; (ii) 3,513,157 shares issuable within 60 days of the date hereof upon the exercise of vested stock options; (iii) 59,229 shares of Common Stock held directly by Steel Holdings LLC; and (iv) 160,426 shares held directly by CSVH, LLC. The Reporting Person is the sole member and manager of each of Steel Holdings LLC and CSVH, LLC.

As of December 17, 2024, the Reporting Person may be deemed to have shared voting and dispositive power with respect to an aggregate of 506,782 shares of the Issuer's Common Stock held as follows: (i) 425,603 shares held directly by his spouse as custodian for his minor child; (ii) 59,629 shares held directly by C&CS Family Trust dated September 7, 2012 (the "C&CS Trust"), a trust of which the Reporting Person is a co-trustee; and (iii) 21,550 shares issuable within 60 days of the date hereof upon the exercise of warrants held by C&CS Trust.

Subsequent to the filing of Amendment No. 8 to the Schedule 13D, adult children of the Reporting Person who own shares of the Issuer's Common Stock and who previously resided with the Reporting Person have moved out of the Reporting Person's residence. Accordingly, the Reporting Person has determined that, as of the date of this filing, he no longer beneficially owns the shares held by these adult children.
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions with respect to the securities of the Issuer have been effected during the past sixty days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Chad Steelberg: /s/ Chad Steelberg, Chad Steelberg (12/17/2024)